Exhibit 16.1

Ernst & Young LLP 725 S. Figueroa St. Los Angeles, CA 90017	ey.com

April 14, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K, dated April 14, 2023, of The Beachbody Company Inc. and are in agreement with the statements contained in the second through fifth paragraphs of Item 4.01 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of information technology general controls (ITGCs) over information systems and applications that are relevant to the preparation of the consolidated financial statements (Specifically, the registrant did not maintain (i) sufficient user access controls to ensure appropriate segregation of duties and to restrict access to financial applications, programs and data to only authorized users, and (ii) program change management controls to ensure that information technology program and data changes affecting financial information technology applications and underlying accounting records are appropriately authorized and implemented. Business process controls that are dependent on ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective.) and the lack of effective controls over the registrant’s impairment analyses for goodwill and long-lived assets as sufficient contemporaneous documentation was not retained to demonstrate the operation of review controls over the forecasts used in developing estimates of fair value, included in paragraph four of Item 4.01 on page 1 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2022 financial statements.

/s/ Ernst & Young LLP